FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 14, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Table of Documents Submitted

Item
1.	English translation of the “Corporate Governance Report” dated May 31, 2006 submitted to the Tokyo Stock Exchange and the Osaka Securities Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 14, 2006

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

By:	/s/ Takashi Ito
General Manager,
Corporate Legal Department

(English translation)

May 31, 2006

Millea Holdings, Inc.

President: Kunio Ishihara

TSE code number: 8766

http://www.millea.co.jp

Corporate Governance Report

The following summarizes the current status of the corporate governance of Millea Holdings, Inc. (the “Company”)

I Basic policies on corporate governance; other company information

1. Basic policies

In order to establish a sound and transparent corporate governance system and, as a holding company, to exercise appropriate control over the Millea Group companies, Millea Holdings adopted its Corporate Governance Policies in May 2005. The outline of the Policies are set forth below.

The Board of Directors

The Board of Directors is responsible for decisions on important matters relating to the execution of Millea Holdings’ businesses, for supervising the performance of individual directors and establishing an effective internal control system. In addition, as the Board of Directors of a holding company, it is responsible for determining medium- to long-term business strategies and various basic business policies for the Millea Group. Each director shall endeavor to enable the Board of Directors to fulfill these responsibilities and functions.

The number of directors shall generally be approximately ten members, of whom, as a general rule, at least three shall be outside directors. Directors shall be appointed for a term of office of one year. Directors may be re-appointed.

Corporate Auditors and the Board of Corporate Auditors

Corporate auditors, as an independent body entrusted by shareholders, shall audit the performance of directors, with the aim to ensure sound and fair management and accountability. Corporate auditors shall endeavor to conduct a high quality audit in accordance with the regulations of the Board of Corporate Auditors, audit standards, audit policies and audit plans determined by the Board of Corporate Auditors.

The number of corporate auditors shall generally be around five. As a general rule, a majority of the corporate auditors shall be outside corporate auditors. Furthermore, as a general rule, at least one corporate auditor shall qualify as an “audit committee financial expert” within the meaning of the rules of the United States Securities and Exchange Commission.

Nomination Committee and Remuneration Committee

Millea Holdings shall have a Nomination Committee and a Remuneration Committee to serve as advisory bodies to its Board of Directors.

The Nomination Committee shall deliberate on the following matters and report to the Board of Directors: the appointment and dismissal of directors and corporate auditors of Millea Holdings; the appointment and dismissal of directors and corporate auditors of the principal business subsidiaries of Millea Holdings; and the criteria for the appointment of directors and corporate auditors of Millea Holdings and its principal business subsidiaries.

The Remuneration Committee shall deliberate on the following matters and report to the Board of Directors: evaluation of the performance of directors of Millea Holdings; evaluation of the performance of directors of the principal business subsidiaries of Millea Holdings; and the remuneration system for directors and corporate auditors of Millea Holdings and its principal business subsidiaries.

Translation Note: The term “business subsidiary” refers to companies in which Millea Holdings directly holds a majority of the voting rights.

As a general rule, a majority of the members of the Nomination Committee and the Remuneration Committee shall be selected from outside of Millea Holdings, and the chairman of each committee shall be one of the outside members.

Remuneration system for directors and corporate auditors of the Millea Group

Remuneration for full-time directors of Millea Holdings consists of three elements: fixed remuneration; bonuses related to the business performance of Millea Holdings and the performance of the individual; and stock options. Remuneration for corporate auditors and part-time directors of Millea Holdings consists of two elements: fixed remuneration and stock options. Effective June 2005, Millea Holdings intends to terminate the retirement allowance plans currently in place for its directors and corporate auditors.

The remuneration system for directors and corporate auditors of Millea Holdings’ principal business subsidiaries shall generally be identical to that applied to directors and corporate auditors of Millea Holdings.

Corporate governance of subsidiaries

As the holding company of the Millea Group, Millea Holdings shall exercise high-level control of and supervision over the business subsidiaries of the Millea Group. Millea Holdings shall exercise its rights as a shareholder. Millea Holdings shall enter into business management agreements with each business subsidiary.

Millea Holdings shall develop fundamental policies relating to its corporate compliance structure, risk management system and internal audit system and monitor implementation.

Millea Holdings shall evaluate the business results of each business subsidiary of the Millea Group. The results of such evaluations shall be considered in the determination of remuneration for the directors of each business subsidiary.

2. Share ownership

Foreign shareholder ownership: More than 30%

Major shareholders

Shareholders	Number of shares held	Ratio of shares held
	shares	%
The Master Trust Bank of Japan, Ltd. (Trust Account)	115,446	6.8
Japan Trustee Services Bank, Ltd. (Trust Account)	99,450	5.9
Moxley & Co.	89,410	5.3
State Street Bank and Trust Company	53,219	3.2
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	40,132	2.4
Meiji Yasuda Life Insurance Company	39,187	2.3
State Street Bank and Trust Company 505103	33,680	2.0
Trust & Custody Services Bank, Ltd. as a trustee for Mizuho Trust Retirement Benefits Trust Account for Mitsubishi Heavy Industries	28,148	1.7
Mizuho Corporate Bank, Ltd.	27,045	1.6
The Chase Manhattan Bank, N.A. London	25,027	1.5

3. Other company information

Stock exchange listings: The Tokyo Stock Exchange (First Section) and the Osaka Securities Exchange (First Section)

Fiscal year: Ends in March

Type of business: Insurance

Consolidated number of employees: More than 1,000

Consolidated ordinary income: More than 1 trillion yen

Parent company: None

Number of consolidated subsidiaries: Between 10 and 50

4. Other special circumstances affecting corporate governance

None

II Management structure regarding decision making, implementation and oversight

1. Organizational structure and operation

Governance structure: Corporate auditor system

Matters relating to directors

Chairman of the Board of Directors: President

Number of directors: 11

Outside directors: Appointed

Number of outside directors: 3

Relationship with the Company:

	Type	Relationship with the Company	Reasons for the appointment
Minoru Makihara	From another company	- Acts as outside director or outside auditor of other companies	His experience and insight as a company manager, acquired through long years of experience in management role, are extremely valuable for the Company, thus making him a suitable outside director.

Masamitsu Sakurai	From another company	- Acts as outside director or outside auditor of other companies - Officer of another company	His experience and insight as a company manager, acquired through long years of experience in management role, are extremely valuable for the Company, thus making him a suitable outside director.

Haruo Shimada	Scholar	- Acts as outside director or outside auditor of other companies	His experience and insight as a specialist in economics, acquired through long years of experience in academic activities, are extremely valuable for the Company, thus making him a suitable outside director.

Activities of outside directors:

Outside directors of the Company were present at approximately 60% of the meetings of the Board of Directors convened in the fiscal year ended March 31, 2006. They have provided the Company with valuable opinion and advice from neutral and objective standpoint as outside directors.

Matters relating to corporate auditors

The Board of Corporate Auditors: Established

Number of corporate auditors: 3

Communication between corporate auditors and independent auditors:

Corporate auditors receive reports and explanation on a regular basis from independent auditors, ChuoAoyama PricewaterhouseCoopers, regarding their audit plan and audit results. They exchange their views as necessary.

Communication between corporate auditors and internal auditors:

Corporate auditors receive reports and explanation on a regular basis from internal auditors regarding their audit plan and audit results. They exchange their views on matters such as implementation of internal audit from time to time.

Outside corporate auditors: Appointed

Number of outside corporate auditors: 1

Relationship with the Company:

	Type	Relationship with the Company	Reasons for the appointment
Shigemitsu Miki	From another company	- Acts as outside director or outside auditor of other companies - Officer of another company	His experience and insight as a company manager, acquired through long years of experience in management role, are extremely valuable for the Company, thus making him a suitable outside corporate auditor.

Activities of outside corporate auditors:

Mr. Shigemitsu Miki, outside corporate auditor, was present at approximately 60% of the meetings of the Board of Corporate Auditors convened in the fiscal year ended March 31, 2006. He has provided the Company with valuable opinion and advice from neutral and objective standpoint as an outside corporate auditor.

Matters relating to incentives

Incentives to directors: (a) Bonus related to business performance; and (b) Stock options

Remuneration for full-time directors consists of three elements: fixed remuneration; bonuses related to the business performance of Millea Holdings and the performance of the individual; and stock options. Remuneration for part-time directors consists of two elements: fixed remuneration and stock options.

Stock options granted to: Directors (including outside directors), corporate auditors (including outside corporate auditors) and directors/officers/corporate auditors of subsidiaries.

The Company introduced a stock option scheme in 2005 to enhance motivation for the improvement of business results by strengthening the link between remuneration of the directors and corporate auditors of the Company, directors and corporate auditors of Tokio Marine & Nichido Fire Insurance Co., Ltd., the Company’s wholly-owned subsidiary, and directors and corporate auditors of Tokio Marine & Nichido Life Insurance Co., Ltd., also the Company’s wholly-owned subsidiary (hereinafter called “Directors and Corporate Auditors” in this section) and the Company’s share price and business results, and by aligning Directors’ and Corporate Auditors’ exposure to the Company’s share price with those of its shareholders. Under the stock option scheme, the Company intends to issue stock acquisition rights to Directors and Corporate Auditors at the exercise price of one yen per share.

Matters relating to remuneration of directors

Disclosure: Securities report

Content of disclosure: Aggregate amount of remuneration for directors and outside directors

Remuneration paid to directors and corporate auditors of Millea Holdings during the fiscal year ended March 31, 2006 is as follows.

(a)	Aggregate remuneration paid to directors: 332 million yen, including 172 million yen of retirement allowances.

The above amount includes 50 million yen paid to outside directors, 30 million yen of which was paid as retirement allowances.

(b)	Aggregate remuneration paid to corporate auditors: 130 million yen, including 63 million yen of retirement allowances.

(c)	The above (a) and (b) include payments relating to the termination of retirement allowance plans in the amount of 130 million yen, 107 million yen of which is to directors and 23 million yen of which is to corporate auditors.

Assisting outside directors and outside corporate auditors: Corporate Legal Department and Secretariat of Corporate Auditors, respectively, is assisting the activities of outside directors and outside corporate auditors. The Company sends documents for Meetings of the Board of Directors beforehand and explains important agenda before the meeting to each outside director when necessary.

2. Matters relating to execution, audit and supervision, nomination and remuneration

(1) Matters relating to execution

The Board of Directors is responsible for decisions on important matters relating to the execution of Millea Holdings’ businesses, for supervising the performance of individual directors and establishing an effective internal control system. In addition, as the Board of Directors of a holding company, it is responsible for determining medium- to long-term business strategies and various basic business policies for the Millea Group.

Important matters regarding the management of the Company is discussed and reported at the Management Meeting twice a month, members of which consist of non-outside directors.

(2) Matters relating to audit and supervision

Audit by corporate auditors

In accordance with the audit standards, the audit policies and the audit plans determined by the Board of Corporate Auditors, each corporate auditor attends meetings of the Board of Directors and other important meetings, interviews directors and employees with respect to the performance of their duties and inspects significant documents in order to effectively audit the performance of directors. As of the date of this report, there is only one outside auditor since two outside auditors retired during the fiscal year ended March 31, 2006. The Company intends to propose the appointment of two additional outside auditors at the general meeting of shareholders to be held in June 2006.

Internal audit system

Millea Holdings develops fundamental policies relating to internal audit that call for each company of the Millea Group to establish effective internal audit systems and to monitor internal audits and the status of the internal management structure within each company. Significant matters relating to internal audit results are reported to the Board of Directors of Millea Holdings with the aim to promote an appropriate and sound business management system across the entire Millea Group.

Independent auditors

Independent auditors of Millea Holdings are ChuoAoyama PricewaterhouseCoopers. The executive partners of the Certified Public Accountants who conducted the audit of Millea Holdings for the fiscal year ended March 31, 2006 were Messrs. Taigi Ito, Akira Yamate and Susumu Arakawa, none of whose audit engagement term exceeds seven years. Other staff engaged in the audit of Millea Holdings on a consolidated basis for the fiscal year ended March 31, 2006 included 17 CPAs, 17 assistant accountants and 26 people with other qualification.

The amount of fees payable to ChuoAoyama PricewaterhouseCoopers by Millea Holdings and its consolidated subsidiaries for the fiscal year ended March 31, 2006 is 187 million yen, including 149 million yen of audit fees.

(3) Matters regarding nomination and remuneration

In accordance with the Corporate Governance Policies, the Company has established a Nomination Committee and a Remuneration Committee. Both committees consist of four members including three outside members. The chairman of each committee is one of the outside members.

Nomination Committee deliberates on the criteria for the appointment of and candidates for directors (including non-members of the board) and corporate auditors of Millea Holdings, Tokio Marine & Nichido and Tokio Marine & Nichido Life and reports to the Board of Directors. Remuneration Committee deliberates on the remuneration system and evaluates the performance of directors (including non-members of the board) of the above three companies and reports to the Board of Directors.

III Implementation of policies relating to shareholders and other interested parties

1. Matters regarding general meetings of shareholders and exercise of voting rights

The general meeting of shareholders is convened on a date other than the specific date on which many Japanese companies hold their general meetings: In 2005, the general meeting of shareholders of the Company was convened on June 28.

Exercise of voting rights by electronic means: Exercise of voting rights through the Internet has been available since 2004.

Other information: An English translation of the convocation notice is prepared.

2. Matters regarding IR activities

Periodic meetings for individual investors

Explanation by the President: Yes

The Company regularly participates in IR seminars for individual investors, including an IR meeting for individual investors held in January 2006, which was hosted by the Company.

Periodic meetings for security analysts and/or institutional investors

Explanation by the President: Yes

The Company holds several meetings for institutional investors, including two IR meetings regarding financial results each year.

Periodic meetings for overseas investors

Explanation by the President: Yes

For the fiscal year ended March 31, 2006, the Company held five on-site meetings for a total of 92 overseas institutional investors in the United States, Europe and Asia.

IR information on the Company’s website

Explanation by the President: Yes

Financial information, other timely disclosure, securities reports, documents and videos of IR presentations are available on the Company’s website.

Specific department (personnel) in charge of IR activities

Specific persons are assigned to Corporate Communications and Investor Relations Group, Corporate Planning Department of the Company.

3. Matters regarding respect for our stakeholders

Establishment of internal rules relating to respecting the interest of stakeholders

The Company views the total value that the Company provides each stakeholder including our customers, shareholders, societies, employees of the Millea Group companies as the “Group Corporate Value.” In this connection, the Company established “Millea Group CSR Charter,” a code of conduct to act pursuant to our corporate philosophy.

Conduct of environmental activities, CSR activities, etc.

The Company strives to protect the environment through a mangrove planting project, the reduction of the Company’s use of energy and other activities. It also participates in the United Nation Global Compact and contributes to local societies. The Company engages in CSR activities earnestly and publishes its “CSR Report” in which details of the Company’s activities are described.

Establishment of policies to provide stakeholders with information

The Company has established its “Disclosure Policy of the Millea Group.” From the CSR perspective, the Company makes efforts to provide stakeholders with information to promote transparency and fairness in management of the Company.

IV Basic policies for internal controls

The Board of Directors is responsible for establishing an effective internal control system. In accordance with the Corporation Law and the Enforcement Regulations of the Corporation Law, the Company has resolved at a meeting of the Board of Directors to adopt basic policies for internal controls as described below. In accordance with these policies, the Company establishes and operates an effective internal control system.

Basic Policies for Internal Controls

1.	System for ensuring that business operations within our Group are appropriate

As a holding company presiding over the businesses of the Group, the Company shall exercise its rights as a shareholder of its subsidiaries in an appropriate manner with the goal of maximizing the Group’s corporate value. In accordance with the management agreement entered into with each subsidiary, the Company shall provide its basic policies, such as the Group’s management strategy, risk control and compliance to its subsidiaries, and at the same time, identify the establishment of important matters, such as the subsidiaries’ business strategies, and plans based on the Group’s policies that require its prior approval. The management of indirectly-owned subsidiaries shall generally be conducted through their direct parent companies.

2.	System for ensuring that performance of duties are carried out in conformity with the laws and the Articles of Incorporation

(1)	The Company shall formulate a Code of Conduct and ensure that the officers and employees of the Group understand that top priority should be given to compliance in all phases of business activities pursuant to the Code of Conduct.

(2)	The Company shall establish a unit that oversees compliance issues as well as a Compliance Committee to discuss important issues regarding promotion of compliance by the Group. The Company shall also monitor progress toward compliance at subsidiary levels and report the results thereof to the Board of Directors.

(3)	The Company shall require each of its subsidiaries to prepare a compliance manual and provide training on laws and internal rules that must be observed by their officers and employees with a view toward enhancing compliance.

(4)	The Company shall establish reporting rules to be used in the event of violations of laws or internal rules and, apart from the usual reporting route, set up hotlines (internal whistle-blower system) within the Group and keep the officers and employees of the Group companies informed as to the use of the system.

(5)	The Company shall perform an effective internal audit by an internal audit function that is independent from other divisions. In addition, in accordance with the basic internal audit policies, the Company shall require its subsidiaries to perform an effective internal audit, and the Company shall monitor the implementation status of the internal audit, the status of the internal control system and so forth and report the results thereof to the Board of Directors.

3.	System regarding risk management

(1)	The Company shall formulate its risk management policies of the Group and require each subsidiary to carry out its own risk management with respect to the operations of its business.

(2)	The Company shall perform risk management of the entire Group by establishing a Risk Management Committee that deliberates on important matters concerning risk management of the Group as well as a unit that controls risk management, thereby capturing a sense of risk levels across the entire Group. Fundamental processes in carrying out risk management are risk identification, risk evaluation, risk control, creation of a contingency plan, and audit and inspection. The Company shall perform appropriate processes depending on the type of operation and the risk characteristics of a subsidiary, and the Company shall report on the status of implementation of risk management to the Board of Directors.

(3)	The Company shall formulate its policies regarding the Group’s integrated risk management and perform qualitative risk management of the entire Group to maintain its credit rating and to prevent bankruptcy.

4.	System for ensuring that duties are performed efficiently

(1)	The Company shall formulate a medium-term management plan and an annual plan for the Group (including numerical targets, etc.), monitor the status of plan implementation at subsidiary levels and report the results thereof to the Board of Directors.

(2)	The Company shall establish rules regarding the exercise of authority in order to realize efficient performance of its businesses by means of division of responsibilities and a chain of command. At the same time, the Company shall construct an appropriate organizational structure to achieve its business purpose.

5.	System for keeping and managing information with respect to directors’ performance of duties

The Company shall establish rules on keeping and managing documents and so forth. The minutes of important meetings and other important documents and so forth including information on the performance of directors’ duties shall be properly kept and managed in accordance with such rules.

6.	System regarding audit by corporate auditors

(1)	System of reporting to corporate auditors

(a)	Directors shall regularly report the status of management, financial condition, compliance, risk management, internal audit and so forth to corporate auditors, and when, in connection with execution of their functions, they find any material violation of laws or internal rules or any other condition or fact that may cause considerable damage to the Company, they shall immediately make a report thereof to corporate auditors.

(b)	Corporate auditors shall attend meetings of the Board of Directors and other important meetings or committees such as the management meetings and express their opinion. Furthermore, minutes of important meetings and other important documents relating to decisions approved by directors shall be shown to corporate auditors at any time upon request from corporate auditors.

(c)	Status of the hotline operation and important reporting and consultation matters shall be reported regularly to corporate auditors.

(d)	Directors and employees shall explain matters concerning the operation of their businesses at any time upon request from corporate auditors.

(2)	Matters concerning employees assisting the auditing duties of corporate auditors, including matters concerning such employees’ independence from directors

(a)	In order to assist corporate auditors in carrying out their duties, the Company shall establish a secretariat under the direct control of corporate auditors. Upon request from corporate auditors, the Company shall assign a full-time staff who has the knowledge and ability to assist the audit.

(b)	The staff assigned to the secretariat of corporate auditors shall perform his or her assigned tasks ordered by corporate auditors and other work that is required to assist the audit, and such staff shall have the right to collect the necessary information.

(c)	The performance evaluation and transfer of and disciplinary action against such staff shall be carried out with the approval of corporate auditors.

(3)	Coordination with corporate auditors of subsidiaries

Corporate auditors shall, based on audit standards etc., request corporate auditors of subsidiaries to report regularly on important matters regarding the respective subsidiaries, such as the audit policy, audit status, audit results and so forth and shall endeavor to keep in close touch with corporate auditors of subsidiaries to perform effective auditing. Additionally, corporate auditors shall receive updates from directors or employees on the status of their duties at the respective subsidiaries as necessary.

V	Other information

1.	Matters regarding takeover defense

Not applicable

2.	Other matters regarding corporate governance structure

Not applicable